EXHIBIT 99.4

Notice to ASX and LSE

6 May 2021

Results of Rio Tinto annual general meetings

The annual general meetings of Rio Tinto plc and Rio Tinto Limited were held on 9 April 2021 and 6 May 2021 respectively.

Under Rio Tinto's dual listed companies structure established in 1995, decisions on significant matters affecting shareholders of Rio Tinto plc and Rio Tinto Limited in similar ways are taken through a joint electoral procedure. Resolutions 1 to 17 in table 1 below, contained in the notices of meeting for each of Rio Tinto plc and Rio Tinto Limited, fall into this category.

Resolutions 18 to 22 of the Rio Tinto plc notice of meeting, in table 2 below, were put to Rio Tinto plc shareholders only. Resolutions 18 to 20 of the Rio Tinto Limited notice of meeting, in table 3 below, were put to Rio Tinto Limited shareholders only.

All resolutions were carried, with the exception of resolution 3 (Approval of the Directors' Remuneration Report: Implementation Report), and resolution 4 (Approval of the Directors' Remuneration Report) put to shareholders of both Rio Tinto plc and Rio Tinto Limited as joint electorate matters, each being an advisory resolution under UK law and Australian law respectively. In accordance with the Australian Corporations Act 2001 and the UK Corporate Governance Code, we have provided further disclosure below in relation to those resolutions which did not meet the required voting thresholds.

The results of the Rio Tinto plc polls were certified by the scrutineer, Computershare Investor Services PLC, and the results of the Rio Tinto Limited polls were as reported by the duly appointed returning officer, a representative of Computershare Investor Services Pty Limited. These results are as set out below. Information on the final proxy position for each company is detailed in Appendix 1, and the votes cast on each resolution as a percentage of the issued capital of each company is set out on our website at www.riotinto.com/invest/shareholder-information/annual-general-meetings.

Table 1

The following joint decision resolutions, which were put to both Rio Tinto plc and Rio Tinto Limited shareholders on a poll at the respective annual general meetings, were duly carried, with the exception of advisory resolutions 3 and 4. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld/ Abstained [1]
			Number	%	Number	%	
1.	Receipt of the 2020 Annual report	1,173,466,883	1,126,580,367	96.00	46,886,516	4.00	6,974,487
2.	Approval of the Remuneration Policy	1,158,135,440	1,121,067,623	96.80	37,067,817	3.20	22,272,424
3.	Approval of the Directors' Remuneration Report: Implementation Report	1,163,952,299	446,624,854	38.37	717,327,445	61.63	16,456,963
4.	Approval of the Directors' Remuneration Report	1,164,187,696	455,898,180	39.16	708,289,516	60.84	16,222,350
5.	To re-elect Megan Clark AC as a director	1,177,791,639	865,953,272	73.52	311,838,367	26.48	2,635,921
6.	To re-elect Hinda Gharbi as a director	1,178,067,475	1,174,515,729	99.70	3,551,746	0.30	2,363,296
7.	To re-elect Simon Henry as a director	1,178,078,758	1,165,598,790	98.94	12,479,968	1.06	2,353,178
8.	To re-elect Sam Laidlaw as a director	1,178,126,443	1,120,774,783	95.13	57,351,660	4.87	2,307,417
9.	To re-elect Simon McKeon AO as a director	1,177,999,801	1,164,748,332	98.88	13,251,469	1.12	2,434,060

Page 1 of 14

10.	To re-elect Jennifer Nason as a director	1,178,068,310	1,173,185,436	99.59	4,882,874	0.41	2,364,926
11.	To re-elect Jakob Stausholm as a director	1,178,047,618	1,176,384,596	99.86	1,663,022	0.14	2,386,243
12.	To re-elect Simon Thompson as a director	1,175,569,160	1,112,668,380	94.65	62,900,780	5.35	4,864,573
13.	To re-elect Ngaire Woods CBE as a director	1,177,845,702	1,175,621,391	99.81	2,224,311	0.19	2,588,159
14.	Re- appointment of auditors	1,178,034,068	1,169,317,537	99.26	8,716,531	0.74	2,406,983
15.	Remuneration of auditors	1,177,895,236	1,176,943,510	99.92	951,726	0.08	2,536,130
16.	Authority to make political donations	1,174,062,280	1,162,581,754	99.02	11,480,526	0.98	6,355,115
17.	Renewal of and amendment to the Rio Tinto Global Employee Share Plan	1,174,016,715	1,171,810,454	99.81	2,206,261	0.19	6,422,616

[1] In calculating the results of the respective polls under the joint electoral procedure, "withheld" votes at Rio Tinto plc's meeting are aggregated with "abstained" votes at Rio Tinto Limited's meeting. For all relevant purposes "withheld" votes and "abstained" votes have the same meaning. They are not included in the calculation of the proportion of votes for and against each resolution.

Remuneration Report (resolutions 3 and 4)

The advisory resolutions to approve the Remuneration Report (resolutions 3 and 4) were not passed as ordinary resolutions.

As more than 25% of the votes cast were against resolution 4, this constitutes a "first strike" for the purposes of section 250U of the Australian Corporations Act 2001.

The Board acknowledges that the executive pay outcomes in relation to the tragic events at Juukan Gorge are sensitive and contentious issues. The Board understands the voting outcome in relation to the 2020 Remuneration Report was a response to the extent of the malus adjustment applied to unvested LTIP awards of the former Chief Executive, Chief Executive Iron Ore and Group Executive Corporate Relations.

Since the company announced the findings of the Board Review of cultural heritage management in August 2020, the Board has engaged extensively with shareholders and proxy advisors to explain the rationale for the decisions reached on executive pay and to listen to feedback.

The Remuneration Committee has already reflected that feedback in formulating the new Remuneration Policy, which received strong support from shareholders at the AGMs (96.80% FOR). The new Remuneration Policy strengthens the Board's ability to exercise discretion through the revised malus provisions in relation to events having a major adverse impact on the Group's social license to operate or reputation. In addition, the new Policy introduces ESG metrics, including in relation to communities and heritage management, into the STIP.

During the course of 2021, the Remuneration Committee will engage further with shareholders in response to the 2020 Remuneration Report vote. The Committee will take time to reflect further on the feedback already received and on any new input obtained from this subsequent engagement, in particular as it considers the implementation of the new Remuneration Policy.

The Remuneration Committee will outline any additional measures that it proposes to take in response to this feedback ahead of next year's AGMs.

Re-election of Dr Megan Clark AC (resolution 5)

The re-election of Dr Megan Clark AC as a director was passed as an ordinary resolution, with 73.52% votes in favour of her appointment.

Rio Tinto acknowledges that the reduced vote for Dr Clark's re-election compared to previous years reflects the fact that, as Chair of the Sustainability Committee at the time that the rock shelters at Juukan Gorge were destroyed, Dr Clark shares accountability for the failings in the areas of communities and social performance that led to those events occurring.

Notice to ASX/LSE Page **2** of **14**

In light of the support provided by almost 75% of shareholders, Dr Clark and the Board have carefully weighed the need for accountability for the events at Juukan Gorge against the significant contribution, experience and continuity that Dr Clark brings to the Board and the Group's relationship with Traditional Owners, and concluded that she should remain on the Board in order to provide stability at this important time for Rio Tinto.

The Board notes that, in March 2021, Simon Thompson announced that, as Chairman of the Board, he accepted ultimate accountability for the failings which led to the tragic events at Juukan Gorge, and that he would therefore not seek re-election at the 2022 AGMs.

Following Mr Thompson's departure and the previously announced resignations of Michael L'Estrange and David Constable, Dr Clark will be the most experienced Non-Executive Director on the Board and the only Board member with mining industry experience.

As Chair of the Sustainability Committee, Dr Clark is leading the Board's oversight of the implementation of the Board Review recommendations into cultural heritage management.

Importantly, Dr Clark is playing an active and important role on behalf of the Board in engaging with the Traditional Owners of the lands where the company operates in Western Australia, including attending engagements with stakeholders. As an Australian resident, Dr Clark is committed to attending several such meetings with Traditional Owners during 2021. As such, she is playing a key role for Rio Tinto in rebuilding trust and in ensuring that communities have a clear channel to escalate any concerns on the ground directly to the Board.

In view of the reduced vote, the Board will continue to consult with shareholders and will consider their feedback as it continues to oversee the implementation of the Group's priorities in social performance and cultural heritage management.

Table 2

The following resolutions were put to Rio Tinto plc shareholders only and carried at the Rio Tinto plc meeting held on 9 April 2021. Resolutions 18 and 19 were carried as an ordinary resolutions and resolutions 20 to 22 as special resolutions. In accordance with the UK Listing Authority's Listing Rule 9.6.2, copies of all the resolutions passed by Rio Tinto plc shareholders, other than ordinary business, have been submitted to the National Storage Mechanism and are available for inspection at http://www.morningstar.co.uk/uk/NSM. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld/ Abstained
			Number	%	Number	%	
18.	Renewal of and amendment to the Rio Tinto UK Share Plan	961,465,286	958,961,532	99.74	2,503,754	0.26	1,824,362
19.	General authority to allot shares	961,527,725	942,842,741	98.06	18,684,984	1.94	1,746,184
20.	Disapplication of pre-emption rights	961,076,903	958,441,387	99.73	2,635,516	0.27	2,210,031
21.	Authority to purchase Rio Tinto plc shares	961,450,099	766,908,987	79.77	194,541,112	20.23	1,839,548
22.	Notice period for general meetings other than annual general meetings	961,581,840	907,313,113	94.36	54,268,727	5.64	1,704,804

Authority to purchase Rio Tinto plc shares (resolution 21)

Resolution 21 'Authority to purchase Rio Tinto plc shares' was passed as a special resolution, but with less than 80% of votes in favour. As previously announced, Shining Prospect (a subsidiary of the Aluminium Corporation of China "Chinalco") voted against Resolution 21. Chinalco has not sold any of its shares in Rio Tinto plc and now has a holding of just over 14% given its non-participation in the Company's significant share buyback programmes. This places Chinalco close to the 14.99% holding threshold agreed with the Australian Government at the time of its original investment in Rio Tinto.

Notice to ASX/LSE Page 3 of 14

Table 3

Resolutions 18 to 20 below were put to Rio Tinto Limited shareholders only. Resolution 18 was carried as a special resolution and resolutions 19 and 20 as ordinary resolutions. The results of the polls were as follows:

Resolution		Total Votes Cast	For		Against		Withheld / Abstained
			Number	%	Number	%	
18.	Renewal of off-market and on-market share buy-back authorities	216,147,160	211,750,494	97.97	4,396,666	2.03	1,004,867
19.	Requisitioned resolution on emissions targets	216,068,911	213,945,619	99.02	2,123,292	0.98	1,084,348
20.	Requisitioned resolution on climate-related lobbying	216,146,945	214,081,563	99.04	2,065,382	0.96	1,006,314

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State

Notice to ASX/LSE Page 4 of 14

Notice to ASX/LSE Page 5 of 14 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com

Notice to ASX/LSE Page 6 of 14 Appendix 1 FINAL PROXY POSITION Shareholders are encouraged to look at the voting figures provided in the main part of this announcement, as proxy figures may not be an accurate indication of the voting at the annual general meetings; a proxy is an authority or direction to the proxy holder to vote and not a vote itself. As such, the proxy figures do not reflect the votes cast by shareholders who attend the meeting in person, or through an attorney or corporate representative. References in this appendix in respect of resolutions 1-17 to an appointment specifying that a proxy abstain on a resolution should, when referring to voting at Rio Tinto plc’s annual general meeting, be taken as references to the appointment specifying that the proxy withhold from voting on a resolution. The proxy position for each company (excluding the proxy votes carried from one meeting to the other meeting by the Special Voting Shares in accordance with the DLC structure) on the resolutions put to both Rio Tinto plc and Rio Tinto Limited shareholders under the joint electoral procedure was as follows: PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 1. Receipt of the 2020 Annual report Total number of proxy votes exercisable by all proxies validly appointed: 955,224,845 212,107,477 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 909,815,631 208,186,670 (ii) was to vote against the resolution 45,057,908 1,824,283 (iii) was to abstain on the resolution 1,812,411 4,896,797 (iv) may vote at the proxy's discretion 351,306 2,096,524 2. Approval of the Remuneration Policy Total number of proxy votes exercisable by all proxies validly appointed: 936,615,754 215,407,029 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 910,916,192 202,494,685 (ii) was to vote against the resolution 25,350,577 11,076,536 (iii) was to abstain on the resolution 20,418,089 1,583,523 (iv) may vote at the proxy's discretion 348,985 1,835,808

Notice to ASX/LSE Page 7 of 14 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 3. Approval of the Directors’ Remuneration Report: Implementation Report Total number of proxy votes exercisable by all proxies validly appointed: 943,878,796 214,254,562 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 419,933,487 24,691,372 (ii) was to vote against the resolution 523,590,417 187,726,356 (iii) was to abstain on the resolution 13,156,444 2,735,990 (iv) may vote at the proxy's discretion 354,892 1,836,834 4. Approval of the Directors’ Remuneration Report Total number of proxy votes exercisable by all proxies validly appointed: 943,804,433 214,271,146 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 419,946,054 33,392,104 (ii) was to vote against the resolution 523,506,015 179,036,390 (iii) was to abstain on the resolution 13,231,792 2,719,206 (iv) may vote at the proxy's discretion 352,364 1,842,652 5. To re-elect Megan Clark AC as a director Total number of proxy votes exercisable by all proxies validly appointed: 954,718,288 216,683,245 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 719,486,279 140,004,657 (ii) was to vote against the resolution 234,854,574 74,797,562 (iii) was to abstain on the resolution 2,315,155 320,017 (iv) may vote at the proxy's discretion 377,435 1,881,026

Notice to ASX/LSE Page 8 of 14 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 6. To re-elect Hinda Gharbi as a director Total number of proxy votes exercisable by all proxies validly appointed: 955,284,259 216,658,423 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 953,606,092 213,109,115 (ii) was to vote against the resolution 1,303,348 1,675,842 (iii) was to abstain on the resolution 1,752,547 344,686 (iv) may vote at the proxy's discretion 374,819 1,873,466 7. To re-elect Simon Henry as a director Total number of proxy votes exercisable by all proxies validly appointed: 955,292,818 216,661,347 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 948,253,601 208,978,154 (ii) was to vote against the resolution 6,663,999 5,803,893 (iii) was to abstain on the resolution 1,743,988 342,927 (iv) may vote at the proxy's discretion 375,218 1,879,300 8. To re-elect Sam Laidlaw as a director Total number of proxy votes exercisable by all proxies validly appointed: 955,070,078 216,666,459 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 908,679,716 205,214,182 (ii) was to vote against the resolution 46,015,204 9,548,680 (iii) was to abstain on the resolution 1,968,653 337,815 (iv) may vote at the proxy's discretion 375,158 1,903,597

Notice to ASX/LSE Page 9 of 14 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 9. To re-elect Simon McKeon AO as a director Total number of proxy votes exercisable by all proxies validly appointed: 955,226,551 216,649,422 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 948,418,832 209,362,004 (ii) was to vote against the resolution 6,428,153 5,395,533 (iii) was to abstain on the resolution 1,812,180 354,852 (iv) may vote at the proxy's discretion 379,566 1,891,885 10. To re-elect Jennifer Nason as a director Total number of proxy votes exercisable by all proxies validly appointed: 955,276,454 216,667,063 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 952,067,841 212,747,582 (ii) was to vote against the resolution 2,829,718 2,038,074 (iii) was to abstain on the resolution 1,762,260 336,603 (iv) may vote at the proxy's discretion 378,895 1,881,407 11. To re-elect Jakob Stausholm as a director Total number of proxy votes exercisable by all proxies validly appointed: 955,276,894 216,646,096 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 954,529,595 213,453,360 (ii) was to vote against the resolution 360,543 1,300,174 (iii) was to abstain on the resolution 1,761,837 358,178 (iv) may vote at the proxy's discretion 386,756 1,892,562

Notice to ASX/LSE Page 10 of 14 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 12. To re-elect Simon Thompson as a director Total number of proxy votes exercisable by all proxies validly appointed: 955,162,141 214,282,895 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 914,725,555 189,648,205 (ii) was to vote against the resolution 40,054,033 22,746,345 (iii) was to abstain on the resolution 1,876,463 2,721,379 (iv) may vote at the proxy's discretion 382,553 1,888,345 13. To re-elect Ngaire Woods CBE as a director Total number of proxy votes exercisable by all proxies validly appointed: 955,293,116 216,427,793 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 954,054,016 212,981,312 (ii) was to vote against the resolution 859,677 1,349,552 (iii) was to abstain on the resolution 1,745,615 576,481 (iv) may vote at the proxy's discretion 379,423 2,096,929 14. Re- appointment of auditors Total number of proxy votes exercisable by all proxies validly appointed: 955,198,122 216,702,176 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 946,466,947 214,272,699 (ii) was to vote against the resolution 8,374,934 341,185 (iii) was to abstain on the resolution 1,839,341 301,572 (iv) may vote at the proxy's discretion 356,241 2,088,292

Notice to ASX/LSE Page 11 of 14 PROXY POSITION FOR RIO TINTO PLC AND RIO TINTO LIMITED ON JOINT DECISIONS Rio Tinto plc Rio Tinto Limited 15. Remuneration of auditors Total number of proxy votes exercisable by all proxies validly appointed: 955,091,857 216,672,700 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 954,325,034 214,041,848 (ii) was to vote against the resolution 407,985 541,898 (iii) was to abstain on the resolution 1,937,648 330,541 (iv) may vote at the proxy's discretion 358,838 2,088,954 16. Authority to make political donations Total number of proxy votes exercisable by all proxies validly appointed: 954,889,216 216,692,128 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 945,691,686 212,022,074 (ii) was to vote against the resolution 8,851,247 2,612,616 (iii) was to abstain on the resolution 2,132,998 303,272 (iv) may vote at the proxy's discretion 346,283 2,057,438 17. Renewal of and amendment to the Rio Tinto Global Employee Share Plan Total number of proxy votes exercisable by all proxies validly appointed: 951,692,092 216,215,332 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 950,029,348 213,237,319 (ii) was to vote against the resolution 1,308,686 899,004 (iii) was to abstain on the resolution 5,344,345 788,942 (iv) may vote at the proxy's discretion 354,058 2,079,009

Notice to ASX/LSE Page 12 of 14 PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 9 APRIL 2021 Rio Tinto plc 18. Renewal of and amendment to the Rio Tinto UK Share Plan Total number of proxy votes exercisable by all proxies validly appointed: 955,479,396 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 952,597,969 (ii) was to vote against the resolution 2,503,753 (iii) was to abstain on the resolution 1,559,385 (iv) may vote at the proxy's discretion 377,674 19. General authority to allot shares Total number of proxy votes exercisable by all proxies validly appointed: 955,541,835 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 936,500,774 (ii) was to vote against the resolution 18,684,983 (iii) was to abstain on the resolution 1,481,207 (iv) may vote at the proxy's discretion 356,078 20. Disapplication of pre-emption rights Total number of proxy votes exercisable by all proxies validly appointed: 955,092,089 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 952,095,035 (ii) was to vote against the resolution 2,635,248 (iii) was to abstain on the resolution 1,943,978 (iv) may vote at the proxy's discretion 361,806

Notice to ASX/LSE Page 13 of 14 PROXY POSITION FOR RIO TINTO PLC ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 9 APRIL 2021 Rio Tinto plc 21. Authority to purchase Rio Tinto plc shares Total number of proxy votes exercisable by all proxies validly appointed: 955,464,210 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 760,637,175 (ii) was to vote against the resolution 194,474,866 (iii) was to abstain on the resolution 1,574,571 (iv) may vote at the proxy's discretion 352,169 22. Notice period for general meetings other than annual general meetings Total number of proxy votes exercisable by all proxies validly appointed: 955,595,951 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 902,097,280 (ii) was to vote against the resolution 53,148,776 (iii) was to abstain on the resolution 1,439,827 (iv) may vote at the proxy's discretion 349,895 PROXY POSITION FOR RIO TINTO LIMITED ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 6 MAY 2021 Rio Tinto Limited 18. Renewal of off-market and on-market share buy-back authorities Total number of proxy votes exercisable by all proxies validly appointed: 216,004,605 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 209,509,670 (ii) was to vote against the resolution 4,402,834 (iii) was to abstain on the resolution 999,669 (iv) may vote at the proxy's discretion 2,092,101

Notice to ASX/LSE Page 14 of 14 PROXY POSITION FOR RIO TINTO LIMITED ONLY MATTERS - RESOLUTIONS FROM MEETING HELD ON 6 MAY 2021 Rio Tinto Limited 19. Requisitioned resolution on emissions targets Total number of proxy votes exercisable by all proxies validly appointed: 215,960,329 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 211,989,439 (ii) was to vote against the resolution 2,105,218 (iii) was to abstain on the resolution 1,043,945 (iv) may vote at the proxy's discretion 1,865,672 20. Requisitioned resolution on climate-related lobbying Total number of proxy votes exercisable by all proxies validly appointed: 216,038,363 Total number of proxy votes in respect of which the appointments specified that the proxy: (i) was to vote for the resolution 212,133,724 (ii) was to vote against the resolution 2,047,645 (iii) was to abstain on the resolution 965,911 (iv) may vote at the proxy's discretion 1,856,994